Filed Pursuant to Rule 433

Registration No. 333-190917-03

March 11, 2014

POTOMAC ELECTRIC

POWER COMPANY

$400,000,000

First Mortgage Bonds, 3.60% Series due March 15, 2024

Issuer:	Potomac Electric Power Company (the “Company”)
Issue:	First Mortgage Bonds, 3.60% Series due March 15, 2024
Ratings:*	A2 (Stable)/A (Stable)/A- (Stable) (Moody’s/S&P/Fitch)
Offering Size:	$400,000,000
Coupon:	3.60%
Trade Date:	March 11, 2014
Settlement Date:	March 18, 2014 (T+5)
Maturity Date:	March 15, 2024
Price to Public:	99.867% per Bond
Proceeds (before expenses) to Issuer:	$396,868,000
Benchmark Treasury:	2.75% due February 15, 2024
Benchmark Treasury Yield:	2.766%
Spread to Benchmark Treasury:	+85 bps
Yield to Maturity:	3.616%
Optional Redemption:	Make-whole call at any time prior to December 15, 2023, 15 bps spread over the U.S. Treasury selected by the independent investment banker. Callable on or after December 15, 2023 at par.
Interest Payment Dates:	March 15 and September 15 of each year, commencing on September 15, 2014
CUSIP/ISIN Number:	737679DG2/US737679DG22
Mortgage Capacity:	As discussed in the preliminary prospectus supplement under “Description of First Mortgage Bonds—General,” after giving effect to the issuance of the Bonds and the repayment at maturity of $175.0 million in aggregate principal amount of the Company’s 4.65% senior notes due April 15, 2014 (and the deemed satisfaction of a corresponding series of the Company’s first mortgage bonds), as of January 31, 2014, available property additions and refundable bonds would permit, and the net earnings test would not prohibit, the issuance of approximately $1,222.3 million in principal amount of additional bonds as long as the weighted average interest rate of the additional bonds was less than approximately 12.06%.
Joint Book-Running Managers:	J.P. Morgan Securities LLC RBS Securities Inc. Wells Fargo Securities, LLC Citigroup Global Markets Inc. Goldman, Sachs & Co.
Co-Managers:	Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization. Each security rating agency has its own methodology for assigning ratings, and, accordingly, each rating should be considered independently of all other ratings.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, RBS Securities Inc. toll-free at 1-866-884-2071 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.